Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 15, 2007

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

TECHNIP

A société anonyme with a share capital of €80,952,973.43
Registered office: 6-8 allée de l’Arche, Faubourg de l’Arche – Zac Danton
92400 Courbevoie (France)
Nanterre Trade Register No. 589 803 261
Identification No. 589 803 261 00215

Notice of Meeting

Technip’s shareholders will shortly be called to a Combined Shareholders’ Meeting in order to deliberate on the following agenda:

A/ WITHIN THE AUTHORITY OF THE ORDINARY SHAREHOLDERS’ MEETING

1. Report of the Board of Directors to the Ordinary Shareholders’ Meeting

2. Approval of the statutory financial statements for the fiscal year ended December 31, 2006

3. Allocation of earnings for the fiscal year ended December 31, 2006, setting the dividend and the payment date

4. Approval of the consolidated financial statements for the fiscal year ended December 31, 2006

5. Special report of the Statutory Auditors on the regulated agreements referred to in Articles L.225-38 et seq. of the French Commercial Code and approval of those agreements

6. Directors’ attendance fees

7. Appointment of directors

8. Renewal of the tenure of directors

9. Appointment of an alternate Statutory Auditor

10. Share repurchases

B/ WITHIN THE AUTHORITY OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

11. Report of the Board of Directors to the Extraordinary Shareholders’ Meeting

12. Amendment of the by-laws

13. Delegation of authority to the Board of Directors to increase the share capital while maintaining shareholder preferential subscription rights

14. Delegation of authority to the Board of Directors to increase the share capital without shareholder preferential subscription rights (with the power to grant a priority period) and through a public offering and to issue securities giving access to debt securities

15. Delegation of authority to the Board of Directors to increase the share capital, within the limit of 10% of the share capital per year and at a price that the Board will set freely, subject to a minimum price, without shareholder preferential subscription rights and through a public offering

16. Delegation of authority to the Board of Directors to increase the share capital through incorporation of reserves, profits, premiums or any other amounts that may be capitalized

17. Delegation of authority to the Board of Directors to increase the share capital to compensate contributions in kind that are made to the Company

18. Authorization granted to the Board of Directors to increase the share capital in favor of the members of a company savings plan

19. Delegation of authority to the Board of Directors to increase the share capital, without preferential subscription rights, through a capital increase reserved to certain categories of beneficiaries

20. Authorization granted to the Board of Directors to allocate existing or new shares for free

21. Authorization granted to the Board of Directors to grant stock options

22. Authorization to be granted to the Board of Directors in the event of a public offering or a public exchange offering in the context of the reciprocity exception

C/ WITHIN THE AUTHORITY OF THE COMBINED SHAREHOLDERS’ MEETING

23. Powers for formalities

Draft Resolutions

A/ RESOLUTIONS WITHIN THE AUTHORITY OF THE ORDINARY SHAREHOLDERS’ MEETING

FIRST RESOLUTION	Approval of the statutory financial statements for the fiscal year ended December 31, 2006

SECOND RESOLUTION	Allocation of earnings for the fiscal year ended December 31, 2006, setting the dividend and the payment date

THIRD RESOLUTION	Approval of the consolidated financial statements for the fiscal year ended December 31, 2006

FOURTH RESOLUTION	Special report of the Statutory Auditors on the regulated agreements referred to in Articles L.225-38 et seq. of the French Commercial Code and approval of those agreements

FIFTH RESOLUTION	Directors’ attendance fees

SIXTH TO NINTH RESOLUTIONS	Appointment of directors

TENTH TO SIXTEENTH RESOLUTIONS	Renewal of the tenure of directors

SEVENTEENTH RESOLUTION	Appointment of an alternate Statutory Auditor

EIGHTEENTH RESOLUTION	Share repurchases

B/ RESOLUTIONS WITHIN THE AUTHORITY OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

NINETEENTH RESOLUTION	Amendment of the by-laws

TWENTIETH RESOLUTION	Delegation of authority to the Board of Directors to increase the share capital while maintaining shareholder preferential subscription rights

TWENTY-FIRST RESOLUTION
Delegation of authority to the Board of Directors to increase the share capital without shareholder preferential subscription rights (with the power to grant a priority period) and through a public offering and to issue securities giving access to debt securities

TWENTY-SECOND RESOLUTION
Delegation of authority to the Board of Directors to increase the share capital, within the limit of 10% of the share capital per year and at a price that the Board will set freely, subject to a minimum price, without shareholder preferential subscription rights and through a public offering

TWENTY-THIRD RESOLUTION	Delegation of authority to the Board of Directors to increase the share capital through incorporation of reserves, profits, premiums or any other amounts that may be capitalized

TWENTY-FOURTH RESOLUTION	Delegation of authority to the Board of Directors to increase the share capital to compensate contributions in kind that are made to the Company

TWENTY-FIFTH RESOLUTION	Authorization granted to the Board of Directors to increase the share capital in favor of the members of a company savings plan

TWENTY-SIXTH RESOLUTION	Delegation of authority to the Board of Directors to increase the share capital, without preferential subscription rights, through a capital increase reserved to certain categories of beneficiaries

TWENTY-SEVENTH RESOLUTION	Authorization granted to the Board of Directors to allocate existing or new shares for free

TWENTY-EIGHTH RESOLUTION	Authorization granted to the Board of Directors to grant stock options

TWENTY-NINTH RESOLUTION	Authorization to be granted to the Board of Directors in the event of a public offering or a public exchange offering in the context of the reciprocity exception

C/ RESOLUTIONS WITHIN THE AUTHORITY OF THE COMBINED SHAREHOLDERS’ MEETING

THIRTIETH RESOLUTION	Powers for formalities

A/ RESOLUTIONS WITHIN THE AUTHORITY OF THE ORDINARY SHAREHOLDERS’ MEETING

FIRST RESOLUTION

Approval of the statutory financial statements for the fiscal year ended December 31, 2006

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, having reviewed:

  the report of the Board of Directors on the activity and condition of the Company over the 2006 fiscal year;

  the report of the Statutory Auditors on the performance of their mission during the 2006 fiscal year; and

  additional explanations provided orally;

Hereby approves the statutory financial statements for the fiscal year ended December 31, 2006, as presented, with a reported net income of 148,787,659.13 euros. The Shareholders’ Meeting also approves the transactions evidenced in these statements or summarized in these reports.

SECOND RESOLUTION

Allocation of earnings for the fiscal year ended December 31, 2006, setting the dividend and the payment date

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings,

  acknowledges that the earnings for the fiscal year ended December 31, 2006 amount to 148,787,659 euros;

  acknowledges that there is no reason to fund the legal reserve, which has already reached one- tenth of the share capital;

  acknowledges that the distributable profit amounts to 194,891,722 euros, taking into account the available retained earnings of 4,104,063 euros;

  acknowledges that the “Other Reserves” account amounts to 284,849,954 euros.

The Shareholders’ Meeting decides to allocate:

  as an ordinary dividend, an amount of 1.05 euros per share,

  as an exceptional dividend, an amount of 2.10 euros per share,

corresponding to a net dividend of 3.15 euros per share (a total amount of 337,773,933 euros) in an amount of:

  194,891,722 euros from distributable profits; and

  142,882,211 euros from “Other Reserves”, which will thus be reduced to 141,967,743 euros.

This dividend was the subject of an advance payment of a net amount per share of 0.50 euros, decided by the Board of Directors on December 14, 2006 and paid on December 21, 2006. After deduction of the advance payment already paid, the Shareholders’ Meeting decides the payment of the balance of the dividend, which is 2.65 euros.

Treasury shares on the date of payment of the dividend shall be excluded from the benefit of that distribution, and the corresponding amounts shall be allocated to retained earnings. Further, given the fact that the new shares to be issued from the share capital increase reserved to employees, which will be issued on April 3, 2007 with the right to dividends as of January 1, 2006, were taken into account in setting the overall amount of dividends by taking into consideration the maximum number of shares offered. In the event that the number of shares actually issued is less than the maximum number of shares offered, the amount corresponding to the unpaid dividends will be allocated to retained earnings.

The balance of the dividend will be paid on May 3, 2007 in cash. The amount of the dividends that will be paid corresponds in full to distributions eligible for the 40% abatement referred to in subsection 2 of section 3 of Article 158 of the French General Tax Code.

The Shareholders’ Meeting gives all powers, as necessary, and given the distribution of reserves, to the Board of Directors to carry out adjustments to the bases for exercising options to subscribe to new shares or to purchase existing shares.

The Shareholders’ Meeting recalls that the amount of the dividends distributed and the corresponding tax credits/abatements for the last three fiscal years were as follows:

Fiscal Year	Dividend per Share	Tax Credit	Abatement of 50% Article 158-3-2° of the French General Tax Code
2003	€3.30	€1.65	NA
2004	€2.00	€1.00	NA
	€1.30	NA	€0.65
2005*	€0.92	NA	€0.46

* The nominal value of a share was divided by four on May 18, 2005.

THIRD RESOLUTION

Approval of the consolidated financial statements for the fiscal year ended December 31, 2006

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, having reviewed:

  the report of the Board of Directors on the activity and condition of the Group over the 2006 fiscal year;

  the report of the Statutory Auditors on the consolidated financial statements; and

  additional explanations provided orally;

Hereby approves the consolidated financial statements for the fiscal year ended December 31, 2006, as presented, as well as the transactions evidenced in these statements or summarized in these reports.

FOURTH RESOLUTION

Special report of the Statutory Auditors on the regulated agreements referred to in Articles L.225-38 et seq. of the French Commercial Code and approval of those agreements

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, having reviewed:

  the special report of the Statutory Auditors on the agreements referred to in Articles L.225-38 et seq. of the French Commercial Code;

Hereby takes note of the report’s conclusions and approves each and every agreement described therein, the agreements entered into during the fiscal year as well as the agreements previously authorized and entered into, which continued to be executed during the fiscal year ended December 31, 2006.

FIFTH RESOLUTION

Directors’ attendance fees

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, hereby decides to set a global amount of 375,000 euros for the attendance fees to be allocated to the Board of Directors for the 2007 financial year.

The Shareholders’ Meeting grants full powers to the Board of Directors to allocate all or part of these attendance fees in accordance with the terms and conditions to be set by the Board of Directors.

This resolution invalidates the authorization granted to the Board of Directors by the Sixth Resolution of the Combined Shareholders’ Meeting of April 28, 2006.

SIXTH RESOLUTION

Appointment of a director

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings;

Having reviewed the report of the Board of Directors;

Decides to appoint Mr. Thierry PILENKO as director of the Company for a period of four years to expire at the end of the ordinary shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2010.

SEVENTH RESOLUTION

Appointment of a director

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings;

Having reviewed the report of the Board of Directors;

Decides to appoint Mr. Pascal COLOMBANI as director of the Company for a period of four years to expire at the end of the ordinary shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2010.

EIGHTH RESOLUTION

Appointment of a director

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings;

Having reviewed the report of the Board of Directors;

Decides to appoint Mr. John C.G. O’LEARY as director of the Company for a period of four years to expire at the end of the ordinary shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2010.

NINTH RESOLUTION

Appointment of a director

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings;

Having reviewed the report of the Board of Directors;

Decides to appoint Ms. Germaine GIBARA as director of the Company for a period of four years to expire at the end of the ordinary shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2010.

TENTH RESOLUTION

Renewal of the tenure of a director

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings;

Having reviewed the report of the Board of Directors;

Decides to renew the tenure of Mr. Olivier APPERT as a director of the Company for a period of four years to expire at the end of the ordinary shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2010.

ELEVENTH RESOLUTION

Renewal of the tenure of a director

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings;

Having reviewed the report of the Board of Directors;

Decides to renew the tenure of Mr. Jacques DEYIRMENDJIAN as a director of the Company for a period of four years to expire at the end of the ordinary shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2010.

TWELFTH RESOLUTION

Renewal of the tenure of a director

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings;

Having reviewed the report of the Board of Directors;

Decides to renew the tenure of Mr. Jean-Pierre LAMOURE as a director of the Company for a period of four years to expire at the end of the ordinary shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2010.

THIRTEENTH RESOLUTION

Renewal of the tenure of a director

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings;

Having reviewed the report of the Board of Directors;

Decides to renew the tenure of Mr. Daniel LEBEGUE as a director of the Company for a period of four years to expire at the end of the ordinary shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2010.

FOURTEENTH RESOLUTION

Renewal of the tenure of a director

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings;

Having reviewed the report of the Board of Directors;

Decides to renew the tenure of Mr. Roger M. MILGRIM as a director of the Company for a period of four years to expire at the end of the ordinary shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2010.

FIFTEENTH RESOLUTION

Renewal of the tenure of a director

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings;

Having reviewed the report of the Board of Directors;

Decides to renew the tenure of Mr. Rolf Erik ROLFSEN as a director of the Company for a period of four years to expire at the end of the ordinary shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2010.

SIXTEENTH RESOLUTION

Renewal of the tenure of a director

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings;

Having reviewed the report of the Board of Directors;

Decides to renew the tenure of Mr. Bruno WEYMULLER as a director of the Company for a period of four years to expire at the end of the ordinary shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2010.

SEVENTEENTH RESOLUTION

Appointment of an alternate Statutory Auditor

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings;

Having reviewed the report of the Board of Directors;

Having noted the resignation of Mr. Christian CHOCHON, alternate Statutory Auditor, effective at the end of this shareholders’ meeting, decides that AUDITEX, Tour Ernst & Young – Faubourg de l’Arche – 92037 La Défense Cedex, is hereby appointed as alternate Statutory Auditor, replacing Mr. Christian CHOCHON until the end of his term, which will expire at the end of the shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2009.

EIGHTEENTH RESOLUTION

Authorization granted to the Board of Directors for the repurchase of shares of the Company

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, having reviewed the report of the Board of Directors;

Authorizes the Board of Directors to purchase shares of the Company, in accordance with the provisions of Articles L.225-209 et seq. of the French Commercial Code, on one or more occasions, for the following primary purposes:

  to honor commitments related to stock-option plans or other share allocations to employees or directors or officers of the Company or its affiliates;

  to use shares in payment or in exchange in connection with external growth transactions;

  to promote share trading, in order, in particular, to ensure liquidity, under a liquidity contract with an investment services provider in compliance with the ethics charter approved by the
  Autorité des Marchés Financiers;

  to cancel such shares;

  to deliver shares upon the exercise of the rights attached to securities giving right to shares;

  to implement any market practice that becomes recognized by the law or the Autorité des Marchés Financiers.

The purchase, holding, sale or transfer of the purchased shares may be carried out, depending on the case, on one or more occasions, at any time, in any manner, on the market or through negotiated transactions, in particular, through the acquisition or sale of blocks, or by using financial derivatives and warrants, in compliance with current regulations. The portion of the repurchase program that may be carried out by negotiation of blocks may be as large as the entire program.

The Shareholders’ Meeting sets the maximum purchase price at 80 euros (before charges) per share and decides that the maximum number of shares that may be acquired may not exceed 10% of the shares comprising the share capital on the date of the present Shareholders’ Meeting.

In the event of a share capital increase by incorporation of premiums, reserves and benefits, resulting in either an increase in the nominal value, or in a free granting of shares, and in the event of a split or reverse split of shares or any other transaction affecting the share capital, the Board of Directors may adjust the aforementioned purchase price to take into account the effect of those transactions on the value of the shares.

Full powers are granted to the Board of Directors, with power of delegation to the Chief Executive Officer or, with his consent, to one or more deputy chief executive officers, to place any orders on a securities exchange or through negotiated transactions, to allocate or re-allocate repurchased shares to the primary repurchase purposes in accordance with applicable law and regulations, to enter into any agreements, specifically for the keeping of purchase and sale registers, to draft any documents, to carry out any formalities, to make any declarations and communications to any agencies, particularly to the Autorité des Marchés Financiers, concerning the transactions conducted pursuant to this resolution, to set the terms and conditions to preserve any rights of holders of securities giving access to the share capital of the Company and any rights of beneficiaries of options in accordance with applicable regulations and, generally, to take any necessary action. The Shareholders’ Meeting grants full powers to the Board of Directors, if the applicable laws or the Autorité des Marchés Financiers were to extend or supplement the primary purposes authorized for share repurchase programs, to inform the public according to applicable regulations of potential modifications to the repurchase program pertaining to the amended purposes.

This authorization invalidates any previous authorization for the same purpose and, in particular, the Seventh Resolution of the Extraordinary Shareholders’ Meeting of April 28, 2006. It is granted for a period of eighteen months from the date of this Shareholders’ Meeting.

The Board of Directors shall provide the shareholders information relating to the purchases and sales of shares carried out pursuant to this authorization in its report to the annual Shareholders’ Meeting.

B/ RESOLUTIONS WITHIN THE AUTHORITY OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

NINETEENTH RESOLUTION

Amendment of the by-laws

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ meetings, having reviewed the report of the Board of Directors, decides to modify:

- paragraph 4 of Article 14 relating to the composition of the Board of Directors, which will henceforth read as follows:

4- Duration of terms of office

The members of the Board of Directors are appointed by the Ordinary Shareholders’ Meeting for a period of four years to expire at the end of the ordinary shareholders’ meeting called to approve the financial statements, and held in the year during which the term expires.

The Board of Directors will be renewed on a rolling basis every two years such that this renewal will concern one-half of the members of the Board of Directors if the Board of Directors is comprised of an even number of directors, or an adjusted one-half of the members plus one if the Board of Directors is comprised of an odd number of directors. For purposes of this provision, the order of the termination of office will be decided by the Board of Directors on the date of its first meeting following the adoption of this clause, unanimously approved by the directors present or represented or, failing that, by a random draw. Once the rolling basis is established, the renewal will take effect according to seniority of appointment, or in the event of choosing between multiple members holding the same seniority of appointment, the renewal will be unanimously approved by the members present or represented or, failing that, by a random draw among such members. The terms of office of directors thus chosen or drawn will automatically become null.

Members of the Board of Directors are always eligible for reelection.

- clause 2, paragraph 2 of Article 16 of the by-laws will henceforth read:

In accordance with the conditions and limits set by applicable regulations, directors who are not physically present, but participate in meetings of the Board of Directors by means of videoconference or other telecommunications, will be considered present for purposes of quorum and majority requirements.

The remainder of the article remains unchanged.

- clause 1, paragraph 3 of Article 23 of the by-laws will henceforth read as follows:

Every shareholder has the right, after proof of identity, to participate in Shareholders’ Meetings, either physically, or by proxy given to another shareholder or to his or her spouse, or by addressing a proxy to the Company without indication of a mandate, subject to the securities registration in the name of the shareholder or his or her intermediary listed pursuant to Article L.228-1 of the French Commercial Code, at midnight on the third business day preceding the meeting according to applicable regulations.

The remainder of the article remains unchanged.

TWENTIETH RESOLUTION

Delegation of authority to the Board of Directors to increase the share capital while maintaining shareholder preferential subscription rights

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-129 to L.225-129-6 and L.228-91 to L.228-93 of the French Commercial Code:

1. Delegates to the Board of Directors the authority to issue, in the time, manner and amount of their choosing, on one or more occasions, in France or abroad, with preferential subscription rights, shares or any securities giving access to the Company’s share capital; such shares shall have the same rights as existing shares, subject to the date from which such shares are entitled to dividends; it is specified that the Board of Directors may delegate all powers to the Chief Executive Officer or, with his agreement, to one or more deputy chief executive officers, as provided by law, to carry out the share capital increase.

2. Delegates to the Board of Directors the authority to issue the Company’s shares or any other securities giving access to the Company's share capital, following the issuance of securities giving access to the Company's share capital by a company in which the Company owns directly or indirectly more than one-half of the share capital.

3. Decides that the issuance of preferred shares and securities giving rights to acquire preferred shares are hereby excluded from this delegation.

4. Decides that the nominal value of the share capital increases which may be carried out, either immediately or in the future, pursuant to this delegation shall not exceed the aggregate nominal amount of 37.5 million euros, it being specified that this aggregate nominal amount does not take into account any adjustments that may be made in compliance with applicable laws or regulations, and as the case may be, applicable contractual provisions providing for other cases of adjustments, to preserve the rights of holders of securities giving access to the Company’s share capital.

5. Delegates to the Board of Directors the authority to issue securities giving right to acquire debt securities.

6. Decides that the aggregate nominal amount of the debt securities giving access to the Company’s share capital, which may be issued pursuant to this delegation, may not exceed 2.5 billion euros or the equivalent thereof in the case of issuance in foreign currencies or units of account based on several currencies.

7. Decides to delegate to the Board of Directors the authority to take all action for the protection of the rights of existing holders of securities giving them access to the share capital as of the day it is increased.

8. Decides that the shareholders may exercise, in accordance with the terms and conditions provided for by applicable laws, their irreducible preferential subscription rights. Furthermore, the Board of Directors may grant shareholders the right to subscribe securities, on a reducible basis, in addition to their irreducible preferential subscription rights, and in proportion to such irreducible preferential subscription rights and, in any case, limited to the number of securities requested.

If the amount of irreducible subscriptions and, if applicable, reducible subscriptions, do not attain the amount of the entire issuance of securities, the Board of Directors may, in its order of preference, do the following:

  limit the issuance to the amount of subscriptions received, provided this amounts to at least three-quarters of the approved issuance;

  freely allocate the non-subscribed irreducible securities and, if applicable, the non- subscribed reducible securities;

  and/or offer them to the public.

9. Acknowledges that this delegation of authority results in the automatic waiver by shareholders of their preferential subscription rights with respect to securities resulting from securities giving access to the Company’s shares capital, which are issued pursuant to this resolution.

10. Decides that the amount due to the Company for each of the shares issued within the context of this present delegation will be at least equal to the nominal value of the share on the date of issuance of such securities.

11. Decides that this delegation of authority invalidates the Second Resolution of the Extraordinary Shareholders’ Meeting of April 29, 2005.

This delegation to the Board of Directors is granted for a period of 26 months following the date of this shareholders’ meeting.

TWENTY-FIRST RESOLUTION

Delegation of authority to the Board of Directors to increase the share capital without shareholder preferential subscription rights (with the power to grant a priority period) and through a public offering and to issue securities giving access to debt securities

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to Articles L.225-129 to L.225-129-6, L.225-135, L.225-136, L.225-148 and L.228-91 to L.228-93 of the French Commercial Code:

1. Delegates to the Board of Directors the authority to issue, without preferential subscription rights and through a public offering, on one or more occasions, in the time, manner and amount of their choosing, in France or abroad, shares or any securities giving access to the Company’s share capital; such shares shall have the same rights as existing shares, subject to the date from which such shares are entitled to dividends; it is specified that the Board of Directors may delegate all powers to the Chief Executive Officer or, with his agreement, to one or more deputy chief executive officers, as provided by law, to carry out the share capital increase.

2. Delegates to the Board of Directors the authority to issue the Company’s shares or any other securities giving access to the Company's share capital, following the issuance of securities giving access to the Company's share capital by a company in which the Company owns directly or indirectly more than one-half of the share capital.

3. Decides that the issuance of preferred shares and securities giving rights to acquire preferred shares are hereby excluded from this delegation.

4. Decides that the nominal value of the share capital increases which may be carried out, either immediately or in the future, pursuant to this delegation shall not exceed the aggregate nominal amount of 15 million euros, it being specified that this amount will be charged to the aggregate nominal limit of 37.5 million euros stipulated in the twentieth resolution of the present shareholders’ meeting and that this amount does not take into account any adjustments that may be made in compliance with applicable laws or regulations, and as the case may be, applicable contractual provisions providing for other cases of adjustments, to preserve the rights of holders of securities giving access to the Company’s share capital.

5. Delegates to the Board of Directors the authority to issue securities giving right to acquire debt securities.

6. Decides that the aggregate nominal amount of the debt securities giving access to the Company’s share capital, which may be issued pursuant to this delegation, may not exceed 2.5 billion euros or the equivalent thereof in the case of issuance in foreign currencies or units of account based on several currencies, it being specified that this amount will be charged to the limit of 2.5 billion euros stipulated in the twentieth resolution of the present shareholders’ meeting.

7. Decides to eliminate the shareholders’ preferential subscription rights with respect to securities to be issued by way of a public offering pursuant to the present delegation. The Board of Directors will nevertheless have the power to grant a priority period to the shareholders for all or part of the issuance and pursuant to the conditions that the Board will set pursuant to the provisions of clause 2 of Article L.225-135 of the French Commercial Code. This priority period will not produce negotiable rights.

8. Acknowledges that this delegation of authority results in the automatic waiver by shareholders of their preferential subscription rights with respect to securities resulting from securities giving access to the Company’s shares capital, which are issued pursuant to this resolution.

9. Decides that:

  the issue price of the shares will be at least equal to the minimum stipulated by the regulatory provisions applicable on the day of issuance; currently, this would equal the weighted average of the prices on the three trading days preceding the setting of the issue price, with a possible discount of up to 5%, after correction, if need be, of this amount in order to take into account the difference of the date from which the shares are entitled to dividends;

  the issue price of the securities giving access to the share capital will be such that the amount immediately received by the Company, increased, if need be, by the amount that may be received by the Company at a later time, will be, for each share issued as result of these securities, at least equal to the minimum issue price defined above.

10. Decides that the Board of Directors may use the present delegation to compensate securities tendered to a public exchange offering initiated by the Company, subject to the limits and in accordance with the terms and conditions provided for in Article L.225-148 of the French Commercial Code.

11. Decides that the present delegation invalidates the authority granted by the Eighth Resolution of the Extraordinary Shareholders’ Meeting of April 28, 2006.

This delegation to the Board of Directors is valid for a period of 26 months following the date of this shareholders’ meeting.

TWENTY-SECOND RESOLUTION

Delegation of authority to the Board of Directors to increase the share capital, within the limit of 10% of the share capital per year and at a price that the Board will set freely, subject to a minimum price, without shareholder preferential subscription rights and through a public offering

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to Article L.225-136 1° of the French Commercial Code:

1. Authorizes the Board of Directors within the context of the twenty-first resolution of the present shareholders’ meeting and within the limit of 10% of the Company’s share capital per year (this percentage applying to an adjusted share capital in the event of transactions affecting it after the present shareholders’ meeting), to set the issue price of the shares to be issued, which may not be less than the weighted average of the prices on the three trading days preceding the setting of the issue price, with a possible discount of up to 10%.

The Board of Directors must prepare an additional report, certified by the Statutory Auditors, describing the definitive terms of the transaction and providing elements describing the effective impact on the shareholder’s situation.

2. The maximum nominal amount of the share capital increases that may be carried out pursuant to the present delegation will be charged to the aggregate nominal limit of 37.5 million euros set by the twentieth resolution of the present shareholders’ meeting.

This delegation to the Board of Directors is valid for a period of 26 months following the date of this shareholders’ meeting.

TWENTY-THIRD RESOLUTION

Delegation of authority to the Board of Directors to increase the share capital through incorporation of reserves, profits, premiums or any other amounts that may be capitalized

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ meetings, having reviewed the report of the Board of Directors, and pursuant to Articles L.225-129 to L.225-129-6 and L.225-130 of the French Commercial Code:

1. Delegates to the Board of Directors the authority to increase the Company’s share capital, on one or more occasions, in the time, manner and amount of its choosing, through the incorporation of reserves, profits, premiums or any other amounts that may be capitalized, either by a combination with a share capital increase in cash carried out pursuant to the preceding resolutions, and in the form of the allocation of free shares or the increase of the nominal value of existing shares, or by any combination of these two methods; it is specified that the Board of Directors may delegate all powers to the Chief Executive Officer or, with his agreement, to one or more deputy chief executive officers, as provided by law, to carry out the share capital increase.

2. Decides that the nominal amount of the share capital increases that may be carried out pursuant to this delegation may not exceed 75 million euros, it being specified that this amount does not take into account any adjustments that may be made in compliance with applicable laws or regulations, and as the case may be, applicable contractual provisions providing for other cases of adjustments, to preserve the rights of holders of securities giving access to the Company’s share capital.

3. Decides that rights from fractional shares will not be negotiable and that the corresponding shares will be sold. The amounts from the sale will be allocated to the holders of the rights thirty days at the latest after the date of inscription in their name of the whole number of attributed shares.

4. Decides that the present delegation invalidates the delegation granted by the Eighth Resolution of the Extraordinary Shareholders’ Meeting of April 29, 2005.

This delegation to the Board of Directors is granted for a period of 26 months following the date of this shareholders’ meeting.

TWENTY-FOURTH RESOLUTION

Delegation of authority to the Board of Directors to increase the share capital to compensate contributions in kind that are made to the Company

The Shareholders’ Meeting, acting in accordance with the conditions of quorum and majority required for extraordinary shareholders’ meetings, having reviewed the report of the Board of Directors, and pursuant to Article L.225-147 of the French Commercial Code:

1. Delegates to the Board of Directors the necessary powers to increase the share capital, within the limit of 10% of the share capital (this percentage applying to an adjusted share capital in the event of transactions affecting it after the present shareholders’ meeting), pursuant to the report by the Statutory Auditor(s), to compensate contributions in kind that are made to the Company and which consist of shares or securities giving access to the share capital, when the provisions of Article L.225-148 of the French Commercial Code do not apply.

2. Decides that the Board of Directors shall have full powers to implement this delegation, specifically to approve the report of the Statutory Auditors, to set all the terms and conditions of the authorized transactions and, in particular, to assess the contributions as well as the granting of any special benefits, as the case may be, to set the number of shares to be issued as compensation for contributions as well as the effective date of dividend rights, to charge, if the need arises, any amount, in particular, those costs involved in carrying out the issuances, to the contribution premium(s), to reduce, if the contributors consent to it, the evaluation of the contributions or the compensation of special benefits, to acknowledge the completion of the share capital increase and to amend the by-laws accordingly, and more generally, to take any useful measures and enter into any agreements, to carry out any formalities required for admitting the issued shares to trading and to carry out any required formalities of publication.

3. Decides that the present delegation invalidates the delegation granted by the Seventh Resolution of the Extraordinary Shareholders’ Meeting of April 29, 2005.

This delegation to the Board of Directors is valid for a period of 26 months following the date of this shareholders’ meeting.

TWENTY-FIFTH RESOLUTION

Authorization granted to the Board of Directors to increase the share capital in favor of the members of a company savings plan

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.443-1 et seq. of the French Labor Code and Articles L.225-138-1 and L.225-129-6 of the French Commercial Code:

1. Authorizes the Board of Directors to increase the Company’s share capital, at its discretion, on one or more occasions, up to a maximum nominal amount representing 3% of the share capital on the day this authorization is carried out, through the issuance of shares or securities giving access to the Company’s share capital, reserved to members of a company savings plan of the Company and of French or foreign companies that are related to the Company within the meaning of Article L.225-180 of the French Commercial Code and Article L.444-3 of the French Labor Code.

2. Decides, pursuant to the provisions of Article L.443-5 of the French Labor Code to set the discount at 20% of the average of the Company’s opening share prices on the Eurolist of Euronext over the twenty trading days preceding the date of the decision setting the opening date for subscription, and at 30% of the same average when the duration of the lock-up period stipulated by the plan pursuant to Article L.443-6 of the French Labor Code is greater than or equal to ten years. Nevertheless, the Shareholders’ Meeting expressly authorizes the Board of Directors, if it judges appropriate, to reduce the discount mentioned above, in order to take into account the legal, accounting, tax and social security considerations that are locally applicable. The Board of Directors will also have the power to substitute all or part of the discount with a grant of free shares or other securities giving access to the Company’s share capital, existing or to be issued; it being specified that the total benefit resulting from the grant and any discount mentioned above may not exceed the benefit that members of the savings plan would have received if that variance had been 20% or 30% when the lock-up period stipulated by the plan pursuant to Article L.443-6 of the French Labor Code is greater than or equal to ten years.

3. Decides pursuant to Article L.443-5 of the French Labor Code that the Board of Directors may also provide for the grant for free of shares to be issued or already issued, or other securities giving access the Company’s share capital to be issued or already issued, as an employer matching contribution, provided that their equivalent monetary value, calculated as the subscription price, will not have the effect of exceeding the limits provided in Article L.443-7 of the French Labor Code.

4. Decides to eliminate in favor of members of the company savings plan the shareholders’ preferential subscription rights to the new shares to be issued or securities giving access to the share capital and the shares to which such securities give rights, which are issued pursuant to this resolution.

5. Decides that the characteristics of the other securities giving access to the share capital will be decided by the Board of Directors, subject to applicable regulations.

6. Decides that the Board of Directors shall have full power, with the power to delegate or subdelegate pursuant to applicable legal and regulatory provisions, to implement this resolution, particularly in regards to determining the terms and conditions of the transactions and deciding upon the dates and terms of the issuances to be carried out pursuant to this authorization, setting the opening and closing dates of the subscription period, the price, the date from which the shares will be entitled to dividends, determining the terms and conditions of paying up the shares and other securities giving access to the Company’s share capital, determining the timeframe for such paying up of shares, and as applicable, securities giving access to the share capital, requesting the admission to listing of the created shares wherever appropriate, acknowledging the completion of share capital increases in the amount of the shares that will actually be subscribed, carrying out, directly or by agent, any transactions and formalities in connection with share capital increases, making the necessary amendments to the by-laws and, at its sole discretion and, if it sees fit, charging the costs of the share capital increases to the amount of premiums pertaining to those issues and deducting from that amount the amounts necessary to bring the legal reserve to one-tenth of the new share capital after each share capital increase.

7. Decides that the maximum nominal amount of the share capital increases that may be carried out pursuant to this resolution will be charged to the aggregate nominal limit of 37.5 million euros set by the twentieth resolution of the present shareholders’ meeting.

8. Decides that this authorization, for the unused part, invalidates any previous authorization to issue securities giving access to the Company’s share capital, which has the same purpose.

9. As need be, the Shareholders’ Meeting notes that the Company may proceed under the same circumstances with the transfer of securities giving access to the share capital in accordance with the law.

10. Finally, the Shareholders’ Meeting acknowledges, to the extent necessary, that this authorization shall have the effect of meeting the requirements of Articles L.225-129-6 of the French Commercial Code, with respect to the duty of consultation further to a share capital increase.

This delegation to the Board of Directors is granted for a period of 26 months following the date of this shareholders’ meeting.

TWENTY-SIXTH RESOLUTION

Delegation of authority to the Board of Directors to increase the share capital, without preferential subscription rights, through a capital increase reserved to certain categories of beneficiaries

The Shareholders’ Meeting, acting in accordance with the conditions of quorum and majority required for extraordinary shareholders’ meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to the provisions of Articles L.225-129 et seq. and L.225-138 of the French Commercial Code:

1. Delegates to the Board of Directors the power to increase the share capital, on one or more occasions, in the time, manner and amount of its choosing, through the issuance of shares as well as other securities giving access, immediately or in the future, to the Company’s share capital, within the limit of a total number of shares representing a maximum of 3% of the Company’s share capital as of the date of the present Shareholders’ Meeting; such issuances are reserved to individuals satisfying the criteria of the categories (or one of the categories) described below.

2. Decides that the maximum nominal amount of the share capital increases that may be carried out pursuant to this delegation will be charged to the 3% ceiling set by the twenty-fifth resolution of the present Shareholders’ Meeting. Further, the maximum nominal amount of the share capital increase that may be carried out pursuant to this delegation and pursuant to the twenty-fifth resolution will be charged to the aggregate nominal ceiling of 37.5 million euros set by the twentieth resolution of the present Shareholders’ Meeting.

3. Decides to eliminate shareholders’ preferential subscription rights to shares or securities, as well as to securities resulting from such securities, which may be issued pursuant to the present resolution, and to reserve the right to subscribe to beneficiaries satisfying the following criteria: (i) employees and directors and officers of companies in the Technip Group, which are related to the Company within the meaning of Article L.225-180 of the French Commercial Code and Article L.444-3 of the French Labor Code, and which have their registered office outside of France; (ii) and/or employee shareholding UCITS or other entities, with or without an independent legal existence, which are invested in securities of a company, and whose unitholders or shareholders are comprised of the individuals described in (i) above; (iii) and/or any banking institution that intervenes upon the Company’s request for the implementation of an employee shareholding or savings plan for the benefit of the individuals described in (i) above, it being specified that the entity described in (iii) will be a banking institution that intervenes for the implementation of a structured offering in the context of a share capital increase reserved to members of a company savings plan pursuant to the twenty-fifth resolution where the subscription to shares by the authorized banking institution, pursuant to the present resolution, would be necessary to allow employees of foreign subsidiaries to benefit from employee shareholding schemes that are economically equivalent to those from which other employees of the Technip Group would benefit, in comparable situations.

4. Decides that the issue price per share or per security to be issued pursuant to the present resolution will be set by the Board of Directors based on the Company’s share price on the Eurolist of Euronext; this price will equal the average of the opening prices over the twenty trading days preceding the date of the Board of Directors’ decision setting the opening date for subscription to the share capital increase carried out pursuant to the twenty-fifth resolution, less a maximum discount of 20%; the Board of Directors may, as the case may be, reduce or eliminate the discount granted, as it deems appropriate, in order to take into account, as the case may be, local legal, accounting, tax or social security considerations.

5. Decides that the Board of Directors shall have all powers, in accordance with the law and the restrictions set above, with the possibility of delegation, to implement the present delegation, in particular, in order to: set the subscription date and subscription price of the shares to be issued pursuant to the present resolution, as well as all other terms of the issuance, including the date, which can be retroactive, from which the shares issued pursuant to the present resolution will be entitled to rights, set the list of beneficiaries, from among the categories above, in favor of whom the preferential subscription rights have been eliminated, as well as the number of shares to be subscribed by each of them, take all necessary actions for the listing of the shares issued pursuant to this delegation on the Eurolist of Euronext, acknowledge the share capital increase, make the corresponding changes to the by-laws, carry out, directly or by agent, any transactions and formalities in connection with the share capital increases and, in its sole discretion and if it deems appropriate, charge the expenses related to the share capital increases to the premiums from these increases, and deduct from that amount the amounts necessary to bring the legal reserve to one-tenth of the new share capital after each share capital increase.

This delegation to the Board of Directors is granted for a period of 18 months following the date of this Shareholders’ Meeting, provided that the issuance be carried out within a period not to exceed 18 months as of the present Shareholders’ Meeting.

TWENTY-SEVENTH RESOLUTION

Authorization granted to the Board of Directors to allocate existing or new shares for free

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ meetings, after having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to Articles L.225-197-1 et seq. of the French Commercial Code:

1. Authorizes the Board of Directors to grant, free of charge, on one or more occasions, the Company’s shares, either existing or to be issued, to the Company’s staff or to certain categories among the staff, which the Board will determine from among the employees and eligible directors and officers of the Company or of companies related to it within the meaning of Article L.225-197-2 of the French Commercial Code.

2. Decides that the Board of Directors will grant free shares and determine the identity of the beneficiaries of these grants as well as the terms and conditions and, as applicable, the criteria for the grant of the shares.

The right of the beneficiaries to be delivered the shares will be linked to the accomplishment by the Company of a performance to be evaluated according to criteria set by the Board of Directors.

3. Decides that the grant of free shares carried out pursuant to this authorization may not apply to a number of existing or new shares representing 1% of the Company’s share capital on the grant date, it being specified that this amount does not take into account any adjustments that may be made in compliance with applicable laws or regulations, and as the case may be, applicable contractual provisions providing for other cases of adjustments, to preserve the rights of holders of securities giving access to the Company’s share capital. To this end, the Shareholders’ Meeting authorizes, if necessary, the Board of Directors to increase the share capital accordingly.

4. Decides that the grant of shares to their beneficiaries will become definitive at the end of an acquisition period whose length will be set by the Board of Directors, with the understanding that this period may not be less than two years, and that the beneficiaries must hold these shares for a time period set by the Board of Directors, with the understanding that the holding period may not be less than two years as from the definitive acquisition of these shares. Nonetheless, the Shareholders’ Meeting authorizes the Board of Directors, insomuch as the acquisition period for all or part of one or more grants is at least four years long, to not impose a holding period for those shares.

5. In addition, the Shareholders’ Meeting decides that in the event of a disability of the beneficiary corresponding to the second or third categories provided for in Article L.341-4 of the French Social Security Code, the shares will be definitely acquired before the end of the acquisition period. These shares will be freely transferable as from their delivery.

6. The present authorization results in the automatic waiver in favor of the beneficiaries by shareholders of their preferential subscription rights with respect to securities issued pursuant to this resolution.

7. Delegates full powers to the Board of Directors, with the power to delegate, in accordance with legal and regulatory provisions, to implement this authorization, in accordance with the terms described above and subject to applicable legal provisions, and in particular, to set, if necessary, the terms and conditions of the issuances carried out pursuant to the present authorization, the date from which the new shares will be entitled to dividends, to acknowledge the completion of the share capital increases, to amend the by-laws accordingly, and, more generally, to carry out all formalities useful to the issuance, to the listing and to the financial servicing of the securities issued pursuant to the present resolution and to do all that is useful and necessary in accordance with applicable laws and regulations.

The authorization granted to the Board of Directors by the present resolution is valid for a period of 38 months following the date of this Shareholders’ Meeting.

The Board of Directors will, each year, inform the Ordinary Shareholders’ Meeting of the transactions carried out pursuant to this authorization in accordance with legal and regulatory requirements, particularly Article L.225-197-4 of the French Commercial Code.

TWENTY-EIGHTH RESOLUTION

Authorization granted to the Board of Directors to grant stock options

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ meetings, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and pursuant to Articles L.225-177 et seq. of the French Commercial Code:

1. Authorizes the Board of Directors to allocate, on one or more occasions, to the employees and eligible directors and officers of the Company and of companies related to it within the meaning of Article L.225-180 of the French Commercial Code, options giving the right to subscribe to new shares to be issued by the Company in a capital increase or to the purchase of existing shares of the Company from repurchases carried out by the Company in accordance with the law.

2. Decides that the options that may be allocated by the Board of Directors, pursuant to the present authorization, may not give the right by exercise to subscribe or purchase a total number of shares greater than 3% of the share capital on the date of the present authorization; this amount does not take into consideration any adjustments that may be made pursuant to applicable legal and regulatory provisions.

3. Decides that the exercise price will be set by the Board of Directors on the date that the options are granted, and that (i) for the options to subscribe to new shares, this price may not be less than 80% of the average of the Company’s opening share prices on the Eurolist of Euronext over the twenty trading days preceding the date of grant, and, (ii) for the options to purchase existing shares, this price may not be less than either the price indicated above in (i) or 80% of the average share purchase price referred to in Article L.225-179 of the French Commercial Code.

The strike price, as determined above, may not be modified except in the event of the implementation of measures necessary for the protection of the interests of the beneficiaries of the options pursuant to Article L.225-181 of the French Commercial Code and in accordance with legal and regulatory conditions.

4. Acknowledges that no option may be granted less than twenty trading days after the date the right to a dividend accrues or the date of a capital increase.

5. Acknowledges that no option may be granted (i) during the ten trading days preceding or following the date on which the consolidated financial statements or, in the absence of these, the annual accounts, are made public, and (ii) during the period between the date on which the Company’s management bodies receive information that, if it were made public, could have a significant impact on the Company’s share price, and the tenth trading day following the date on which this information is made public.

6. Acknowledges that the authorization granted regarding the options to subscribe to new shares contains for the benefit of the beneficiaries of the options, the explicit waiver by the shareholders of their preferential subscription rights to the shares that will be issued progressively and as a result of the exercise of the options.

7. Decides that the options must be exercised within a maximum period of six (6) years from the day they are allocated by the Board of Directors; the Board of Directors may set a shorter period for all or part of the options and/or the beneficiaries.

8. Grants all powers to the Board of Directors in order to, in particular:

  determine the list of beneficiaries of the options and the number of options allocated to each one of them;

  set the conditions under which the options are granted and may be exercised; the Board of Directors may, in particular, (a) reduce, suspend, limit or forbid (1) the exercise of options or (2) the transfer or the delivery to the beneficiary of shares obtained by the exercise of options, during certain periods or starting from certain events; the Board’s decision may apply to all or part of the options or shares and all or part of the beneficiaries, and (b) move up the dates or periods of exercise, to maintain their exercisable character or modify the dates or periods during which the shares obtained by the exercise of options may not be transferred or delivered to the beneficiary;

  allow for, as applicable, a lock-up period or a period of non-delivery to the beneficiary of the shares obtained from the exercise of the options; such period may not exceed three years as from the exercise of the option;

  determine the date from which the new shares obtained from the exercise of the stock options are entitled to dividends, to acknowledge the share capital increases for the shares subscribed by exercise of the options, to amend the by-laws accordingly, charge, as applicable, the expenses of the share capital increases to the related premiums and deduct from this amount the amounts necessary to raise the legal reserve to one-tenth of the new share capital after each share capital increase and, more generally, to carry out, directly or by agent, any transactions and formalities in connection with the share capital increases, the issuance, the listing and the financial servicing of the securities issued pursuant to the present resolution and to do all that is useful and necessary in accordance with applicable laws and regulations.

This authorization is valid for a period of 38 months following the date of this shareholders’ meeting and invalidates any previous authorization for the same purpose.

In accordance with the provisions of Article L.225-184 of the French Commercial Code, each year the Board of Directors will inform the shareholders’ meeting of the transactions carried out pursuant to the present resolution.

TWENTY-NINTH RESOLUTION

Authorization to be granted to the Board of Directors in the event of a public offering or a public exchange offering in the context of the reciprocity exception

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for extraordinary shareholders’ meetings, having reviewed the report of the Board of Directors, and pursuant to Article L.233-33 of the French Commercial Code:

1. Authorizes the Board of Directors, if the Company’s shares are the object of a public offering, to implement the delegations of authority granted in the 20th, 21st, 22nd, 23rd, 24th, 25th, 26th, 27th and 28th resolutions of the present shareholders’ meeting.

2. Decides that the Board of Directors, with the power to delegate, will have all powers to implement the present authorization, in accordance with the law.

The delegation granted to the Board of Directors as a result of the present resolution is valid for a period of 18 months following the date of the present shareholders’ meeting.

C/ RESOLUTIONS WITHIN THE AUTHORITY OF THE COMBINED SHAREHOLDERS’ MEETING

THIRTIETH RESOLUTION

Powers for formalities

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for combined shareholders’ meetings, grants full powers to the bearer of an original, a copy or a certified extract of the minutes of this shareholders’ meeting for the purpose of carrying out any legal formalities such as registration, publicity or others.

* * *

Requests by shareholders to have draft resolutions recorded on the agenda, which satisfy the conditions provided for by Article 128 of the French Decree of March 23, 1967 (amended by French Decree No. 2006-1566 of December 11, 2006), must be sent to the registered head office by registered letter with acknowledgment of receipt, up to 25 calendar days preceding the shareholders’ meeting. Requests must be accompanied by an attestation that such shareholder is a record holder.

Review of the resolution is subject to the communication, by those requesting the resolution, of a new attestation indicating the registration of the securities in the same accounts as of midnight (Paris time) of the third business day preceding the shareholders’ meeting.

The shareholders’ meeting is comprised of all shareholders, however many shares each holds. No person may represent a shareholder at a meeting unless such person is also a shareholder or the spouse of the represented shareholder (Article L.225-106 of the French Commercial Code).

Pursuant to Article 136 of French Decree No. 67-236 of March 23, 1967 (amended by the above-mentioned French Decree of December 11, 2006), participation in a shareholders’ meeting is subject to registration of the securities in the name of the shareholder or the listed intermediary for his or her account (pursuant to the seventh clause of Article L.228-1 of the French Commercial Code) as of midnight (Paris time) of the third business day preceding the shareholders’ meeting, or in registered share accounts maintained by the company (or its agent), or in bearer share accounts maintained by an approved intermediary.

Recording or registering securities in bearer accounts maintained by financial intermediaries shall be acknowledged by a participation attestation delivered by the latter as an annex to:

  the long-distance voting card;

  the proxy;

  the request for an admission card in the name of the shareholder or on behalf of the shareholder being represented by a record intermediary.

An attestation shall also be delivered to a shareholder who wishes to physically be present at the shareholders’ meeting and who has not received his or her admission card as of midnight (Paris time) on the third business day preceding the shareholders’ meeting.

All shareholders may request a form from his or her intermediary for the purpose of long-distance voting or for the purpose of being represented at the meeting.

The attestation, as well as the form, must be addressed to the financial intermediaries at:

BNP PARIBAS Securities Services
GCT Emetteurs
Assemblées
Immeuble TOLBIAC
75450 PARIS CEDEX 09

Long-distance votes will only be taken into account for forms that are duly filled out and which the company or its above-mentioned agent receives at least three calendar days before the Shareholders’ Meeting.

* * *

The time and place of this meeting will be set forth in the notice which will be distributed and published in accordance with applicable legal provisions.

The Board of Directors

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: March 15, 2007
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.